UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                              (Amendment No.___)*


                                  NOVAVAX, INC.
--------------------------------------------------------------------------------
                            (Name of Subject Company)

                           Common Stock, $.01 value
--------------------------------------------------------------------------------
                         (Title of Class Of Securities)

                                   670002104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Linda Crouch-McCreadie, Esq.
                       Baker, Donelson, Bearman & Caldwell
                         207 Mockingbird Lane, Suite 300
                          Johnson City, Tennessee 37602
                                 (423) 928-0181
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
                Authorized to Receive Notices and Communications)

                                February 18, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  670002104                                                      Page 2
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1.  Names of Reporting Persons.  S.S. or           SJ Strategic Investments, LLC
    I.R.S. Identification Nos. of Above            30-0060195
    Persons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member               (a)
    of a Group (See Instructions)                       (b) X
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                  WC, OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                Tennessee
--------------------------------------------------------------------------------
Number of Shares          7.  Sole Voting Power         5,757,000
Beneficially              ------------------------------------------------------
Owned by Each             8.  Shared Voting                     0
Reporting Person              Power
with                      ------------------------------------------------------
                          9.  Sole Dispositive          5,757,000
                              Power
                          ------------------------------------------------------
                          10. Shared Dispositive                0
                              Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned
    by Each Reporting Person                            5,757,000
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount              19.4%
    in Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See                       OO
                  Instructions)
--------------------------------------------------------------------------------

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CUSIP No.  670002104                                                      Page 3
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1.  Names of Reporting Persons.  S.S. or                         John M. Gregory
    I.R.S. Identification Nos. of Above
    Persons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member               (a)
    of a Group (See Instructions)                       (b) X
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                  PF, OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                United States of America
--------------------------------------------------------------------------------
Number of Shares          7.  Sole Voting Power          5,757,000
Beneficially              ------------------------------------------------------
Owned by Each             8.  Shared Voting                      0
Reporting Person              Power
with                      ------------------------------------------------------
                          9.  Sole Dispositive           5,757,000
                              Power
                          ------------------------------------------------------
                          10. Shared Dispositive                 0
                              Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned                  5,757,000
    by Each Reporting Person
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount               19.4%
    in Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See                        IN
    Instructions)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  670002104                                                      Page 4
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.  S.S. or                         Joan P. Gregory
    I.R.S. Identification Nos. of Above
    Persons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member               (a)
    of a Group (See Instructions)                       (b) X
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                  PF, OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                United States of America
--------------------------------------------------------------------------------
Number of Shares          7.  Sole Voting Power                 0
Beneficially              ------------------------------------------------------
Owned by Each             8.  Shared Voting                     0
Reporting Person              Power
with                      ------------------------------------------------------
                          9.  Sole Dispositive                  0
                              Power
                          ------------------------------------------------------
                          10. Shared Dispositive                0
                              Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned
    by Each Reporting Person                            5,757,000
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount              19.4%
    in Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See                       IN
                  Instructions)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  670002104                                                      Page 5
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.  S.S. or                           Susan Gregory
    I.R.S. Identification Nos. of Above
    Persons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member               (a)
    of a Group (See Instructions)                       (b) X
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                  OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                United States of America
--------------------------------------------------------------------------------
Number of Shares          7.  Sole Voting Power                 0
Beneficially              ------------------------------------------------------
Owned by Each             8.  Shared Voting                     0
Reporting Person              Power
with                      ------------------------------------------------------
                          9.  Sole Dispositive                  0
                              Power
                          ------------------------------------------------------
                          10. Shared Dispositive                0
                              Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned
    by Each Reporting Person                            5,757,000
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount              19.4%
    in Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See                       IN
                  Instructions)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  670002104                                                      Page 6
--------------------------------------------------------------------------------
1.  Names of Reporting Persons.  S.S. or                        James M. Gregory
    I.R.S. Identification Nos. of Above
    Persons
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member               (a)
    of a Group (See Instructions)                       (b) X
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                  OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings
    is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                United States of America
--------------------------------------------------------------------------------
Number of Shares          7.  Sole Voting Power                 0
Beneficially              ------------------------------------------------------
Owned by Each             8.  Shared Voting                     0
Reporting Person              Power
with                      ------------------------------------------------------
                          9.  Sole Dispositive                  0
                              Power
                          ------------------------------------------------------
                          10. Shared Dispositive                0
                              Power
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned
    by Each Reporting Person                            5,757,000
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in
    Row (11) Excludes Certain Shares (See
    Instructions)
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount              19.4%
    in Row (11)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See                       IN
                  Instructions)
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

     The title and class of equity securities to which this statement relates is the Common Stock, $.01 value (the "Common Stock"), of Novavax, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 8320 Guilford Road, Columbia, Maryland 21046.

Item 2.   Identity and Background.
          -----------------------

     (a) This report is being filed by SJ Strategic Investments, LLC, John M. Gregory and Joan P. Gregory, husband and wife, Susan Gregory and James
          M. Gregory (collectively, the "Reporting Persons"). SJ Strategic Investments, LLC ("SJSI")is a Tennessee limited liability company which has a principal business of engaging in investment activities. The members of SJSI are John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory. Susan Gregory and James M. Gregory are the children of John M. Gregory and Joan P. Gregory.

     (b) The address for the Reporting Persons and the principal business office for SJSI is:

          SJ Strategic  Investments LLC
          340 Edgemont Avenue,  Suite 500
          Bristol, TN 37620.

     (c) John M. Gregory is the Managing Member of SJSI. Joan P. Gregory is a homemaker and is not presently employed in any other capacity. Susan Gregory is the Chief Investment Officer for SJSI. James M. Gregory is a full-time student.

     (d)and(e) None of the  Reporting  Persons has,  during the last five years,
          (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (f) John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory are citizens of the United States of America.

                                    7 of 10

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     Prior to the event requiring reporting on Schedule 13D, John M. and Joan P. Gregory acquired 1,007,000 shares of the Issuer's Common Stock at purchase prices ranging from $1.84 to $4.18 per share. On February 14, 2003, John M. and Joan P. Gregory transferred all of their holdings of the Issuer's Common Stock to SJSI, a family-owned entity controlled by Mr. Gregory. On February 18, 2003, SJSI acquired 4,750,000 shares of Common Stock from the Issuer at an aggregate purchase price of $16,625,000 pursuant to that certain Common Stock Purchase Agreement by and between the Issuer and SJSI dated February 17, 2003 (the "Stock Purchase Agreement"). SJSI funded the purchase with its working capital.

Item 4.   Purpose of Transaction.
          ----------------------

     The Reporting Persons have acquired the shares of Common Stock for investment purposes and may acquire additional shares, or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. The Reporting Persons intend to review on a continuing basis their investment in the Common Stock, the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.

     None of the Reporting Persons has any plan or proposal which relates to or which would result in:

     (a)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer;

     (b)  The sale or transfer of a material amount of assets of the Issuer;

     (c) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board;

     (d) Any material change in the present capitalization or dividend policy of the Issuer;

     (e) Any other material change in the Issuer's business or corporate structure;

     (f) Changes in the Issuer's Articles of Incorporation, Bylaws or other actions which may impede the acquisition or control of the Issuer by any person;

     (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (i)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of Issuer.
          --------------------------------

     (a) The calculations in this Item are based upon 29,722,050 shares of Common Stock issued and outstanding as of February 17, 2003 (based on disclosures made by the Issuer in the Stock Purchase Agreement). As of the date hereof, the Reporting Persons beneficially owned 5,757,000 shares or 19.4% of the outstanding shares of Common Stock of the Issuer. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Act.

     (b) SJSI has the sole power to vote or direct the vote of 5,757,000 shares and the sole power to dispose or direct the disposition of 5,757,000 shares. Because John M. Gregory controls all of the voting interests of SJSI with respect to the securities, he may be deemed to have the sole power to vote and direct the vote of 5,757,000 shares and the sole power to dispose and direct the disposition of 5,757,000 shares. Neither Joan P. Gregory, Susan Gregory nor James M. Gregory presently have the power to dispose, direct the disposition, vote or direct the vote of shares of Common Stock held by SJSI. However, they may be deemed to indirectly beneficially own shares of Common Stock of the Issuer held by SJSI due to their financial interests in SJSI.

                                     8 of 10

     (c)  During the 60 day period ended as of the date hereof, John M. and Joan
          P. Gregory have engaged in the following transactions, with all transactions having been made in the open market for cash:


          Transaction        Date           No. of Shares        Price Per Share
          -----------        ----           -------------        ---------------
          Purchase        02/11/03             57,070                $ 2.94
          Purchase        02/12/03            640,830                $ 2.98


          On February 18, 2003, SJSI purchased 4,750,000 shares of Common Stock at a purchase price of $3.50 per share directly from the Issuer at the office of its counsel in Wellesley, Massachusetts, pursuant to the Stock Purchase Agreement. None of the other Reporting Persons have made transactions in the Issuer's securities during the 60 day period ended as of the date hereof, except for the transfer of 1,007,000 shares of Common Stock from John M. and Joan P. Gregory to SJSI which took place on February 14, 2003.

(d) The Reporting Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the Reporting Persons.

(e)       Not Applicable.

Item 6.   Contracts, Arrangements,  Understandings or Relationships With Respect
          ----------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------


     Other than the Stock Purchase Agreement, the Reporting Persons do not have any contract, arrangement, understandings or relationships with respect to securities of the Issuer.

     Pursuant to the Stock Purchase Agreement, the Issuer has agreed to file an initial shelf registration statement (the "Shelf Registration Statement") with the Securities and Exchange Commission (the "Commission") within 45 days of the closing of the transaction and has agreed to use its best efforts to have the Shelf Registration Statement declared effective as soon as practicable (but in any event within 90 days after filing). The Issuer has agreed to use its best efforts to keep the Shelf Registration Statement effective for the period set forth in the Stock Purchase Agreement.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          Exhibit   Description
          -------   -----------

            1       Joint Filing Agreement

            2 Common Stock Purchase Agreement by and between Novavax, Inc. and SJ Strategic Investments, LLC, dated February 17, 2003.



                                     9 of 10

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 26, 2003


                                          SJ Strategic Investments, LLC


                                      By: /s/  John M. Gregory
                                          --------------------------------------
                                          John M. Gregory
                                          Its:  Managing Member


                                          /s/  John M. Gregory
                                          --------------------------------------
                                          John M. Gregory


                                          /s/  Joan P. Gregory
                                          --------------------------------------
                                          Joan P. Gregory



                                          /s/  Susan Gregory
                                          --------------------------------------
                                          Susan Gregory


                                          /s/  James M. Gregory
                                          --------------------------------------
                                          James M. Gregory
















                                     10 of 10

                                  EXHIBIT INDEX

         Exhibit         Description
         -------         -----------

            1       Joint Filing Agreement

            2 Common Stock Purchase Agreement by and between Novavax, Inc. and SJ Strategic Investments, LLC, dated February 17, 2003.

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT


     SJ Strategic Investments,  LLC, a Tennessee limited liability company, John
M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory (the "Filing Persons"), hereby agree to file jointly a Schedule 13D and any amendments thereto relating to the aggregate ownership by each of the Filing Persons of any voting equity security of a class which is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, as required by Rule 13d-1 and Rule 13d-2 promulgated under the Securities Exchange Act of 1934. Each of the Filing Persons agrees that the information set forth in such Schedule 13D and any amendments thereto with respect to such Filing Person will be true, complete and correct as of the date of such Schedule 13D or such amendment, to the best of such Filing Person's knowledge and belief, after reasonable inquiry. Each of the Filing Persons makes no representation as to the accuracy or adequacy of the information set forth in the Schedule 13D or any amendments thereto with respect to any other Filing Person. Each of the Filing Persons shall promptly notify the other Filing Persons if any of the information set forth in the Schedule 13D or any amendments thereto shall become inaccurate in any material respect or if said person learns of information that would require an amendment to the
Schedule 13D.

     IN WITNESS WHEREOF, the undersigned have set their hands this 26th day of February, 2003.



                                            SJ Strategic Investments, LLC


                                         By:/s/  John M. Gregory
                                            ------------------------------------
                                            John M. Gregory
                                            Its:  Managing Member


                                            /s/  John M. Gregory
                                            ------------------------------------
                                            John M. Gregory

                                            /s/  Joan P. Gregory
                                            ------------------------------------
                                            Joan P. Gregory


                                            /s/  Susan Gregory
                                            ------------------------------------
                                            Susan Gregory


                                            /s/  James M. Gregory
                                            ------------------------------------
                                            James M. Gregory

                                                                       EXHIBIT 2

                                  NOVAVAX, INC.
                         COMMON STOCK PURCHASE AGREEMENT

     THIS COMMON STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of February 17, 2003, by and among Novavax, Inc., a Delaware corporation (the "Company"), and the parties listed on the Schedule of Investors separately delivered to the Investors (the "Schedule of Investors") (each hereinafter individually referred to as an "Investor" and collectively referred to as the "Investors").

     1.     AGREEMENT TO PURCHASE AND SELL STOCK.
            -------------------------------------

     1.1 Authorization. As of the Closing (as defined below) the Company will have authorized the issuance, pursuant to the terms and conditions of this Agreement, of up to 4,750,000 shares of the Company's Common Stock, $.01 par value (the "Common Stock").

     1.2 Agreement to Purchase and Sell. The Company agrees to sell to each Investor at the Closing, and each Investor agrees, severally and not jointly, to purchase from the Company at the Closing, the number of shares of Common Stock set forth beside such Investor's name on the Schedule of Investors, at a price of $3.50 per share, and in the aggregate amount for such Investor as set forth on the Schedule of Investors. The shares of Common Stock purchased and sold pursuant to this Agreement will be collectively hereinafter referred to as the "Purchased Shares."

     2.       CLOSING.
              --------

     2.1 The Closing. The purchase and sale of the Purchased Shares will take place at the offices of White & McNamara, P.C., 65 William Street, Suite 250, Wellesley, Massachusetts, at 8:00 a.m., Eastern Standard Time, on February 18, 2003, or at such other time and place as the Company and Investors who have agreed to purchase a majority of the Purchased Shares listed on the Schedule of Investors mutually agree upon (which time and place are referred to in this Agreement as the "Closing"), provided that the closing may not be delayed for more than five business days without the consent of all Investors. At the Closing, the Investor will purchase the number of Purchased Shares shown on the Schedule of Investors against delivery to the Investor (or its designated custodian) by the Company of a certificate representing such Purchased Shares and/or a copy of the Company's irrevocable instructions to its transfer agent to prepare and issue such certificate, with delivery of such certificate to occur within three (3) business days thereafter. The full purchase price for such Purchased Shares shall be paid at Closing by wire transfer of funds to the Company.

     3.  REPRESENTATIONS  AND  WARRANTIES  OF THE  COMPANY.
         --------------------------------------------------

     The Company hereby represents and warrants to Investor that, except as set forth in the Disclosure Schedule and Schedule of Exceptions (the "Disclosure Schedule") separately delivered by the Company to the Investors, the statements in the following paragraphs of this Section 3 are all true and correct:

     3.1 Organization, Good Standing and Qualification. Each of the Company and its subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction under which it is incorporated, and has all requisite corporate power and authority to conduct its business as currently conducted and to execute, deliver and perform all of its obligations under this Agreement and to consummate the transactions contemplated hereby. Each of the Company and its subsidiary is qualified to do business as a foreign corporation in each jurisdiction where failure to be so qualified could, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, assets, financial condition, results of operations, or assets of the Company and its subsidiary, taken as a whole (the "Business") (such effect referred to as a "Material Adverse Effect"). For purposes of this Agreement, "Material Adverse Effect" shall not include any effect attributable to changes in the trading prices for the Company's Common Stock.

     3.2 Capitalization. Immediately before the Closing, the capitalization of the Company will consist of the following:

          (a) Preferred Stock. A total of 2,000,000 authorized shares of Preferred Stock, $.01 par value per share (the "Preferred Stock"), none of which are issued and outstanding.

          (b) Common Stock. A total of 50,000,000 authorized shares of Common Stock, of which approximately 25,222,110 shares were issued and 24,972,050 shares were outstanding as of December 31, 2002.

          (c) Options, Warrants, Reserved Shares. Except for: (i) the approximately 3,712,396 shares of Common Stock issuable upon exercise of options outstanding under the Company's 1995 Stock Option Plan and 300,000 shares of Common Stock issuable upon exercise of options outstanding under the 1995 Director Stock Option Plan, each as of December 31, 2002, (ii) approximately 1,411,771 additional shares of Common Stock reserved for issuance under the Company's 1995 Stock Option Plan, (iii) approximately 4,748,309 additional shares of Common Stock reserved for issuance upon the conversion of convertible notes issued to King Pharmaceuticals, Inc. and
     (iv) warrants to purchase an aggregate of approximately 70,000 shares of Common Stock, there are not outstanding any options, warrants, rights or agreements for the purchase or acquisition from the Company of any shares of its capital stock or any securities convertible into or ultimately exchangeable or exercisable for any shares of the Company's capital stock. All of such outstanding shares of capital stock have been duly authorized and validly issued and are fully paid and nonassessable and all of such options, warrants and other rights to acquire Common Stock have been duly authorized by the Company. None of the outstanding shares of capital stock and options, warrants and other rights to acquire Common Stock has been issued in violation of the preemptive rights of any security holder of the Company.

     3.3 Fielding. Except for Fielding Pharmaceutical Company ("Fielding"), the Company does not presently own or control, directly or indirectly, any interest in any other corporation, partnership, trust, joint venture, association, or other entity. All of the outstanding shares of capital stock of, or other equity interests in, Fielding have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all pledges, claims, liens, charges, encumbrances or security interests of any kind or nature whatsoever, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests.

     3.4 Due Authorization; No Violation. All corporate action on the part of the Company and its officers, directors and stockholders necessary for the authorization, execution and delivery of, and the performance of all obligations of the Company under, this Agreement and the transactions contemplated hereby, and the authorization, issuance, reservation for issuance and delivery of all of the Purchased Shares being sold under this Agreement, has been taken or will be taken prior to the Closing, and this Agreement constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies. Neither the execution, delivery or performance by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby will
(i) conflict with or result in a breach of any provision of the Amended and Restated Certificate of Incorporation of the Company, as amended to date (the "Charter") or the Company's Bylaws or the comparable organizational documents of Fielding, (ii) conflict with, result in a violation or breach of, or cause a default (or give rise to any right of termination, cancellation or acceleration), or result in the creation or imposition of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or Fielding, under any of the terms, conditions or provisions of any agreement, instrument or obligation to which the Company or Fielding is a party, which default could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (iii) violate any law, statute, rule or regulation or judgment, order, writ, injunction or decree of any governmental authority, in each case under this clause (iii) applicable to the Company or Fielding or any of their respective properties or assets and which, individually or in the aggregate, could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The business and operations of the Company and Fielding have been conducted in accordance with all applicable laws, rules and regulations of all governmental authorities, except for such violations which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     3.5 Valid Issuance of Stock. The Purchased Shares, when issued, sold and delivered in accordance with the terms of this Agreement for the consideration provided for herein, will be duly and validly issued, fully paid and nonassessable and free and clear of all pledges, liens, encumbrances and restrictions (other than those arising under federal or state securities laws as a result of the private placement of the Purchased Shares to the Investors) and are not subject to preemptive or other similar rights of any stockholder of the Company.

     3.6 Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company or Fielding is required in connection with the valid execution and delivery of this Agreement, the offer, sale and issuance of the Purchased Shares, or the consummation of the transactions contemplated by this Agreement, except for qualifications or filings under the Securities Act of 1933, as amended (the "Act") and the applicable rules and regulations (the "Rules and Regulations") of the Securities and Exchange

Commission (the "Commission") under the Act, and all other applicable securities laws as may be required in connection with the transactions contemplated by this Agreement. All such qualifications will be effective on the Closing, and all such filings will be made within the time prescribed by law.

     3.7 Absence of Changes. After the respective dates as of which information is given in the Company's Proxy Statement for the annual meeting of stockholders held on May 8, 2002, the Company's Annual Report on Form 10-K for the year ended December 31, 2001, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002, and the Company's Reports on Form 8-K filed on June 26, 2002, August 7, 2002 and September 9, 2002, respectively (such documents, together with the Disclosure Schedule, referred to collectively as the "Disclosure Documents"), there has not been (i) any Material Adverse Effect on the Business, (ii) any transaction that is material to the Company and Fielding, taken as a whole, (iii) any obligation, direct or contingent, that is material to the Company and Fielding, taken as a whole, incurred by the Company or Fielding, (iv) any change in the outstanding indebtedness of the Company or Fielding that is material, (v) any dividend declared, paid or made on the capital stock of the Company, (vi) any loss or damage (whether or not insured) to the property of the Company or Fielding which has been sustained which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (vii) any other event which could reasonably be expected to adversely affect the validity or enforceability of, or the authority or the ability of the Company to perform its obligations under, this Agreement.

     3.8 Litigation. Except as disclosed in the Disclosure Documents, there is no action, suit, proceeding, claim, arbitration or investigation ("Action") pending (or, to the Company's knowledge, currently threatened) against the Company or Fielding, or their respective activities, properties or assets, which
(i) is reasonably likely to prevent the consummation of the transactions contemplated hereby or (ii) if adversely resolved against the Company or Fielding could adversely affect the validity or enforceability of, or the authority or ability of the Company to perform its obligations under, this Agreement, or could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     3.9 NASDAQ Listing.  The Company's  Common Stock is registered  pursuant to
Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is listed on The Nasdaq Stock Market, Inc. National Market (the "Nasdaq National Market"). The Company will use its best efforts to comply with all requirements of the National Association of Securities Dealers, Inc. with respect to the issuance of the Purchased Shares and the listing thereof on the Nasdaq National Market; provided, however, that the Company makes no representations that it will continue to meet all of the requirements for listing of the Common Stock on the Nasdaq National Market. The Company shall use its best efforts to take such actions as may be necessary, and as soon as practicable and in no event later than 30 days after the Closing Date, to file with Nasdaq any necessary application or other document required by Nasdaq in order to list the Purchased Shares on the market on which they are traded and to pay any required listing fees within the required time.

     3.10 Commission Filings. The Company has filed in a timely manner all reports and other information required to be filed ("Filings") with the Commission pursuant to the Exchange Act during the preceding twelve calendar months. On their respective dates of filing, to the Company's knowledge the Filings complied in all material respects with the requirements of the Exchange Act, and the published rules and regulations of the Commission promulgated thereunder. To the Company's knowledge, on their respective dates of filing, the Filings did not include any untrue statement of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and all financial statements contained in the Filings fairly present, in all material respects, the financial position of the Company on the dates of such statements and the results of operations for the periods covered thereby in accordance with generally accepted accounting principles consistently applied throughout the periods involved and prior periods, except as otherwise indicated in the notes to such financial statements, subject in the case of unaudited financial statements, to normal year-end audit adjustments.

     3.11 Disclosure. To the Company's knowledge, the representations and warranties made by the Company in this Agreement (including the Disclosure Schedule) and the Filings when read together do not contain any untrue statement of a material fact and do not omit to state a material fact necessary to make the statements herein as a whole not misleading.

     3.12 Governmental Permits, Etc. The Company and Fielding possesses all licenses, franchises, governmental approvals, permits or other governmental authorizations (collectively, "Authorizations") relating to the operation of the Business, except for those Authorizations the failure of which to possess could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and Fielding are in compliance with the terms of all Authorizations and all laws, ordinances, regulations and decrees which are applicable to the Business, except for such non-compliance which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     3.13 Insurance. The Company and Fielding are covered by, and will continue to be covered by, insurance with companies the Company believes to be responsible and in such amounts and covering such risks as it believes to be adequate for the conduct of the Business and the value of the Company's and Fielding's properties and as is customary for companies engaged in similar businesses in similar industries, all of which insurance is in full force and effect. The Company has no knowledge that any such carrier has grounds or intends to cancel or fail to renew such policies on terms acceptable to the Company.

     3.14 Intellectual Property. The Company or Fielding owns or possesses the patents, patent rights, licenses, inventions, copyrights, trademarks, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) and other rights or interests in items of intellectual property that are material to the Business as operated by the Company and Fielding, and as expected to be operated by the Company and Fielding in the next 12 months with respect to the Company's ESTRASORB and
ANDROSORB product candidates (collectively, the "Patent and Proprietary Rights"); neither the Company nor Fielding has received notice of any asserted infringement of or material conflict with the rights of others with respect to any of the Patent and Proprietary Rights. To the Company's knowledge, neither the Company nor Fielding infringes upon the proprietary rights of others in any material respect.

     3.15 Financial Statements. The financial statements of the Company and the related notes thereto included in the Disclosure Documents present fairly, in all material respects and in accordance with generally accepted accounting principles, the financial position of the Company as of the dates indicated, and the results of its operations and cash flows for the periods therein specified (except that the unaudited financial statements do not contain all notes required by generally accepted accounting principles and are subject to normal year-end audit adjustments). Such financial statements (including the related notes) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods therein specified ("GAAP"), subject in the case of unaudited financial statements, to normal year-end audit adjustments. Except as set forth in the financial statements included in the Disclosure Documents, neither the Company nor Fielding has any material liabilities of any nature (whether accrued, absolute, contingent or otherwise) that are required by GAAP to be included in such financial statements other than liabilities arising after the date of the most recent balance sheet included in such financial statements which were incurred in the ordinary course of business consistent with past practice.

     3.16 Internal Accounting Controls. The Company has reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 240.13a-14 (c) and 15d-14 (c) promulgated under the Exchange Act. Based on that review and evaluation, the Company has concluded that the Company's current disclosure controls and procedures, as designed and implemented are reasonably adequate to ensure that the Company's Chief Executive Officer and Chief Financial Officer are provided with material information relating to the Company required to be disclosed in the reports the Company files or submits under the Exchange Act. As a result of such review and in light of the matter described in Section 3.16 of the Disclosure Schedule, the Company has made additional or expanded internal control changes in the Company's internal controls.

     3.17 Title. The Company or Fielding has good and marketable title in fee simple to all real property and personal property owned by them which is material to the business of the Company and Fielding, taken as a whole, in each case free and clear of all liens and encumbrances, except for liens that do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company or Fielding or for equipment leases or operating leases entered into in the ordinary course of the Company's or Fielding's business. Any real property and facilities held under lease by the Company or Fielding are held by it under valid, subsisting and enforceable leases, with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and facilities by the Company or Fielding.

     3.18. Form S-3. The Company meets the requirements for the use of Form S-3 for the registration of the resale of the Purchased Shares and will use its best efforts to maintain S-3 status with the Commission during the Registration Period (as defined in Section 7.2(a)). The Company does not know of any current facts or circumstances that would prohibit or delay the preparation and filing of a registration statement on Form S-3 with respect to the Registrable Securities (as defined in Section 7.1(d)).

     3.19. Tax Matters. The Company and Fielding have filed all federal, state and local income and franchise and other tax returns required to be filed and have paid all taxes due, and no tax deficiency has been determined adversely to the Company or Fielding which, individually or in the aggregate, has had (nor does the Company or Fielding have any knowledge of any tax deficiency which, if determined adversely to the Company or Fielding, could, individually or in the aggregate, reasonably be expected to have) a Material Adverse Effect.

     3.20. Investment Company. The Company is not an "investment company" within the meaning of such term under the Investment Company Act of 1940 and the rules and regulations of the Commission thereunder.

     3.21.  No  General  Solicitation;   No  Integration.  No  form  of  general
solicitation or general advertising was used by the Company or, to its knowledge, any other person acting on behalf of the Company, in respect of the Purchased Shares or in connection with the offer and sale of the Purchased Shares. The Company has not sold, offered to sell, solicited offers to buy or otherwise negotiated in respect of any "security" (as defined in the Act) that is or could be integrated with the sale of the Purchased Shares in a manner that would require the registration of the Purchased Shares under the Act.

     3.22. No Registration. Assuming the accuracy of the representations and warranties made by, and compliance with the covenants of, the Investors in
Section 4 hereof, no registration of the Purchased Shares under the Act is required in connection with the sale of the Purchased Shares to the Investors as contemplated by this Agreement.

     3.23. FDA Matters and Clinical Trials.

     (a) Neither the Company nor Fielding has received any notices or correspondence from any federal, state, local or foreign regulatory body that regulates the types of matters subject to the jurisdiction of the U.S. Food and Drug Administration ("Health Authorities") which have not been resolved requiring or threatening the termination, suspension or modification of any animal studies, preclinical tests or clinical trials conducted by or on behalf of the Company or Fielding or in which the Company or Fielding has participated that are described in the Disclosure Documents or the results of which are referred to in the Disclosure Documents. To the knowledge of the Company, the currently pending clinical trials, studies and other preclinical tests conducted by or on behalf of the Company or Fielding and that are described in the Disclosure Documents or the results of which are referred to in the Disclosure
Documents, are being conducted in accordance with experimental protocols, procedures and controls generally used by qualified experts in the preclinical or clinical study of new drugs.

     (b) The Company has no knowledge of any adverse event that has resulted from any of such studies, tests or trials that was not disclosed as required to any Health Authority.

     3.24. Material Contracts. All material contracts of the Company and Fielding that are required by applicable rules and regulations of the Commission to be filed as exhibits to the Filings ("Material Contracts") have been so filed and, except for the Material Contracts that have been terminated or are no longer in effect in accordance with their terms, are valid, subsisting, in full force and effect and binding upon the Company or Fielding and, to the Company's knowledge, the other parties thereto (subject to the exceptions set forth in the first sentence of Section 3.4 above), and the Company or Fielding has paid in full or accrued all amounts due thereunder and have satisfied in full or provided for all of its liabilities and obligations thereunder in all material respects. Neither the Company nor Fielding has received notice of a default and is not in default under, or with respect to, any Material Contract. To the knowledge of the Company, no other party to any Material Contract is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default by such other party thereunder.

     4.  REPRESENTATIONS,  WARRANTIES AND CERTAIN AGREEMENTS OF INVESTORS.
         -----------------------------------------------------------------

     Each Investor hereby severally and not jointly represents and warrants to, and agrees with, the Company, that:

     4.1 Authorization. All action (corporate or otherwise) on the part of the Investor and its officers, directors and stockholders necessary for the authorization, execution and delivery of, and the performance of all obligations of the Investor under, this Agreement has been taken or will be taken prior to the Closing, and this Agreement constitutes a valid and legally binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies.

     4.2 Purchase for Own Account. The Purchased Shares to be purchased by such Investor hereunder will be acquired for investment for such Investor's own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the Act, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Act. If not an individual, such Investor also represents that such Investor has not been formed for the specific purpose of acquiring Purchased Shares.

     4.3 Disclosure of Information. The Investor has received and/or had full access to a copy of the Disclosure Documents and has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Purchased Shares to be purchased by the Investor under this Agreement. Investor further has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Purchased Shares and to obtain additional information (to the extent the Company possessed such information or could acquire it without unreasonable effort or expense) necessary to verify any information furnished to the Investor or to which the Investor had access. The foregoing, however, does not in any way limit or modify the representations and warranties made by the Company in Section 3. In connection with its decision to purchase the Purchased Shares, the Investor has relied solely on the Disclosure Documents, the representations, warranties and agreements of the Company set forth in this Agreement, as well as any investigation of the Company completed by the Investor or its advisors; and the Investor has not relied on any oral statement made by the Company.

     4.4 Investment Experience. Such Investor understands that the purchase of the Purchased Shares involves substantial risk. Such Investor: (i) has experience as an investor in securities of companies in the development stage and acknowledges that such Investor is able to fend for itself, can bear the economic risk of such Investor's investment in the Purchased Shares and has such knowledge and experience in financial or business matters that such Investor is capable of evaluating the merits and risks of this investment in the Purchased Shares and protecting its own interests in connection with this investment, and/or (ii) has a preexisting personal or business relationship with the Company or one or more of its officers or directors.

     4.5 Accredited Investor Status. Such Investor is an "accredited investor" within the meaning of Regulation D promulgated under the Act.

     4.6 Restricted Securities. Such Investor understands that the Purchased Shares are characterized as "restricted securities" under the Act inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under the Act and the Rules and Regulations such securities may be resold without registration under the Act only in certain limited circumstances. In this connection, such Investor represents that such Investor is familiar with Rule 144 of the Commission and understands the resale limitations imposed thereby and by the Act and understands that the Shelf Registration Statement (as defined in Section 7.2(a)) and any other registration statement contemplated by this Agreement to effect the registration of the Purchased Shares for purposes of resale thereunder may never become effective under the Act.

     4.7 Further Limitations on Disposition. Without in any way limiting the representations set forth above, such Investor further agrees not to make any disposition of all or any portion of the Purchased Shares unless and until:

          (a) there is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement and the provisions of Section 7 of this Agreement; or

          (b) (i) such Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the proposed disposition, and (ii) such Investor shall have furnished the Company, at the expense of such Investor or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Act.

     Notwithstanding the provisions of paragraphs (a) and (b) above, no such registration statement or opinion of counsel shall be required: (i) for any routine transfer of any Purchased Shares in compliance with Rule 144 or Rule 144A (except that an opinion of counsel may be required for other than routine Rule 144 transactions), or (ii) for any transfer of Purchased Shares by an Investor that is a partnership, limited liability corporation ("LLC") or a corporation to (A) a partner of such partnership, member of such LLC or stockholder of such corporation on a basis proportionate to their ownership interests in such partnership, LLC or corporation, or (B) the estate of any such partner, member or stockholder, or (iii) for the transfer by gift, will or intestate succession by any Investor to his or her spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided, that in each of the foregoing cases the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Investor hereunder.

     4.8 Legends. It is understood that the certificates evidencing the Purchased Shares will bear the legends set forth below:

          (a) THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

          (b) THE SHARES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF, AND MAY HAVE CERTAIN REGISTRATION RIGHTS PURSUANT TO, THE PROVISIONS OF A PURCHASE AGREEMENT BETWEEN THE COMPANY AND THE HOLDER, WHICH MAY RESTRICT THE TRANSFER OF SUCH SHARES IN CERTAIN CIRCUMSTANCES. A COPY OF SUCH AGREEMENT MAY BE OBTAINED, WITHOUT CHARGE, AT THE COMPANY'S PRINCIPAL OFFICE.

     The legends set forth in (a) and (b) above shall, upon the request of an Investor, be promptly removed by the Company from any certificate evidencing Purchased Shares upon delivery to the Company of an opinion of counsel to the Investor, reasonably satisfactory to the Company, that the legended security can be freely transferred in a public sale without a registration statement being in effect under the Act and in compliance with exemption requirements under applicable state securities laws and that such transfer will not jeopardize the exemption or exemptions from registration pursuant to which the Company issued the Purchased Shares; provided, however, that no such opinion shall be required in connection with routine sales of Purchased Shares pursuant to the Shelf Registration Statement (as defined below) (provided that customary forms of brokers' and sellers' representation letters are provided in connection with such sales) or routine requests for legend removal where the Purchased Shares can be sold by an Investor pursuant to the provisions of Rule 144. In connection with any such opinion, the Investor shall provide such certifications as may be reasonably be deemed necessary for the delivery of such opinion.

     4.9 Resale Restrictions. Except as provided in Section 4.7, the Investor will not, prior to the effectiveness of the Shelf Registration Statement (as defined below), directly or indirectly offer, sell, contract or grant an option to sell, pledge, encumber, or otherwise dispose of or otherwise transfer, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of (whether any such transaction described above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise) (a "Disposition"), any Purchased Shares (other than to donees, stockholders or partners of the Investor who agree to be similarly bound), and after the effective date of the Shelf Registration
Statement the Investor will not make any Disposition of Purchased Shares in violation of the Act.

     5.       CONDITIONS TO INVESTOR'S OBLIGATIONS AT CLOSING.
              ------------------------------------------------

     5.1 Closing. The obligations of each Investor under Section 2 of this Agreement to purchase the Purchased Shares at the Closing are subject to the fulfillment or waiver, on or before the Closing, of each of the following conditions, and the Company shall use its best efforts to cause such conditions to be satisfied on or before the Closing:

          5.1.1 Representations and Warranties True. Each of the representations and warranties of the Company contained in Section 3 qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

          5.1.2 Performance. The Company shall have performed and complied in all material respects with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it on or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

          5.1.3 Compliance Certificate. The Company shall have delivered to the Investors at the Closing a certificate signed on its behalf by its President, Chief Executive Officer, or Chief Financial Officer certifying that the conditions specified in Sections 5.1.1 and 5.1.2 have been fulfilled.

          5.1.4 Registration; Securities Exemptions. The offer and sale of the Purchased Shares to the Investors pursuant to this Agreement shall be exempt from the registration requirements under the Act and applicable state securities laws, and the rules thereunder (the "Law").

          5.1.5 No Material Change. There shall have been no Material Adverse Effect on the on the Business from the date of this Agreement.

          5.1.6 Opinion of Counsel. The Investors shall have received an opinion of counsel to the Company substantially in the form of Exhibit A attached hereto.


     6.       CONDITIONS TO THE COMPANY'S OBLIGATIONS AT CLOSING.
              ---------------------------------------------------

     6.1. Closing. The obligations of the Company under this Agreement to sell the Purchased Shares to the Investors at the Closing are subject to the fulfillment or waiver, on or before the Closing, of the following conditions, and each Investor shall use its best efforts to cause such conditions to be satisfied on or before the Closing:

          6.1.1   Representations   and  Warranties.   The  representations  and
     warranties of the Investor contained in Section 4 qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

          6.1.2 Payment of Purchase Price. The Investor shall have delivered to the Company the purchase price for the Purchased Shares specified for such Investor on the Schedule of Investors, in accordance with the provisions of
     Section 2, subject to the Company's delivery of certificates for such shares.

         7.    REGISTRATION RIGHTS.
               --------------------

          7.1 Definitions. For purposes of this Agreement:

          (a) Form S-3. The term "Form S-3" means such form under the Act as is in effect on the date hereof or any successor registration form under the Act subsequently adopted by the Commission that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the Commission.

          (b) Holder. The term "Holders" shall mean holders of Registrable Securities that have registration rights pursuant to this Agreement.

          (c) Registration. The terms "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement.

          (d) Registrable Securities.  The term "Registrable  Securities" means:
     (1) all of the Purchased Shares, (2) any additional shares issued pursuant to Section 7.2(a) and (3) any shares of Common Stock of the Company issued or issuable, from time to time, upon any reclassification, share combination, share subdivision, stock split, share dividend, or similar transaction or event, or otherwise as a distribution on, in exchange for or with respect to any of the foregoing; provided, however, that the term "Registrable Securities" shall exclude in all events (and such securities shall not constitute "Registrable Securities") (i) any Registrable Securities sold or transferred by a person in a transaction in which the registration rights granted under this Agreement are not assigned in accordance with the provisions of this Agreement, (ii) any Registrable Securities sold in a public offering pursuant to a registration statement filed with the Commission or sold pursuant to Rule 144 promulgated under the Act ("Rule 144") or (iii) as to any Holder, the Registrable Securities held by such Holder if all of such Registrable Securities can be publicly sold without restriction (including, without limitation, as to volume, but by complying with the manner of sale and Form 144 filing requirements, if applicable) within a three-month period pursuant to Rule 144.

          (e)  Prospectus:  The term  "Prospectus"  shall  mean  the  prospectus included in any Shelf Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Act), as amended or supplemented by any prospectus supplement (including, without limitation, any prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by such Shelf Registration Statement), and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

          (f) Shelf Registration Statement. See Section 7.2(a).

          7.2 Form S-3 Shelf Registration.

          (a) Registration. The Company shall prepare and file with the Commission within 45 days following the Closing and use its best efforts
     (i) to have declared effective as soon as practicable thereafter (but in any event within 90 days after filing), a registration statement on Form S-3 (or, if the Company is not then eligible to use Form S-3, then another appropriate form) providing for the resale by the Holders of all of the Registrable Securities (the "Shelf Registration Statement"), and (ii) to provide a transfer agent and registrar for all securities registered pursuant to the Shelf Registration Statement. The Shelf Registration Statement may include securities other than those held by Holders. The Company shall use its best efforts to keep the Shelf Registration Statement continuously effective (subject to Section 7.2(b)), pursuant to the Act and the Rules and Regulations promulgated thereunder, until the earliest to occur of (i) the second anniversary of the Closing Date, (ii) as to a particular Holder, the date on which the Holder may sell all Registrable Securities then held by the Holder without restriction (including, without limitation, as to volume, but by complying with the manner of sale and Form 144 filing requirements, if applicable) within a three-month period pursuant to Rule 144 and (iii) as to a particular Holder, such time as all Registrable Securities held by such Holder have been sold (A) pursuant to the Shelf Registration Statement, (B) to or through a broker or dealer or underwriter in a public distribution or a public securities transaction, and/or (C) in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(1) thereof so that all transfer restrictions and restrictive legends with respect thereto, if any, are removed upon the consummation of such sale (such period, the "Registration Period"). In the event that the Shelf Registration Statement shall cease to be effective during the Registration Period, the Company shall promptly prepare and file a new registration statement covering all Registrable Securities and shall use its best efforts to have such registration statement declared effective as soon as practicable. Any such registration statement shall be considered a "Shelf Registration Statement" hereunder.

          (b) Liquidated Damages. In the event that the Shelf Registration Statement (i) is not reviewed by the Commission or, if it has been selected for review, that the Company is not using all commercially reasonable efforts to have the Shelf Registration Statement declared effective, and
     (ii) has not been declared effective prior to the six-month anniversary of the Closing, then the Company (i) shall immediately pay to the Investor $100,000 in cash (such payment, the "Liquidated Damages"), by wire transfer to an account or accounts and in such respective percentages as the Investor instructs the Company in writing. The Company and the Investor agree that, in the event that under the circumstances described above, the Shelf Registration Statement is not declared effective within six months of the Closing, it would be impracticable or extremely difficult to fix or determine the Investor's actual damages. Therefore, the Company and the Investor each agree that the amount of the Liquidated Damages has been agreed upon as liquidated damages after negotiation as to the parties' reasonable estimate of the Investor's damages. The Company and the Investor agree that the amount of Liquidated Damages is reasonable in light of the circumstances existing at the execution of this Agreement. The Company and the Investor each acknowledge that the payment of such Liquidated Damages is not intended as a forfeiture or penalty. If the Company fails to immediately pay to the Investor any amounts due under this Section 7.2(b), then in addition to any amounts paid or payable pursuant to this Section, the Company shall also pay all reasonable costs and expenses (including reasonable legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to enforce or collect payment, together with interest on such payment at the maximum rate permitted by applicable law, from the date such payment was required to be paid.

     Initialed  by JMG for the Investor       Initialed  by MJK for the  Company
                   ---                                        ---

          (c) Permitted Window. (i) The Holders agree that they will sell the Registrable Securities pursuant to such registration only during a "Permitted Window" (as defined below). For the purposes of this Agreement, a "Permitted Window" with respect to a Holder is a period of 30 consecutive calendar days commencing upon delivery to the Holder of the Company's written notification to the Holder in response to a Notice of Resale that the Prospectus contained in the Shelf Registration Statement is available for resale. In order to cause a Permitted Window to commence, a Holder must first give written notice to the Company of its bona fide present intention to sell part or all of the Registrable Securities pursuant to such registration (a "Notice of Resale"). Upon delivery of such Notice of Resale, the Company will give written notice to the Holders as soon as practicable, but in no event not more than two (2) business days after such delivery, that (A) the Permitted Window will commence on the date such notice is delivered to the Holder, (B) the Company believes it is appropriate for the Company to supplement the Prospectus or make an appropriate filing under the Exchange Act so as to cause the Prospectus to become current (unless a certificate of the President or Chief Executive Officer is delivered as provided in subparagraph (ii) below), or (C) the Company believes it is required under the Act and the Rules and Regulations thereunder to amend the Shelf Registration Statement in order to cause the Prospectus to be current (unless a certificate of the President or Chief Executive Officer is delivered as provided in subparagraph (ii) below). If the Company determines that a supplement to the Prospectus, the filing of a report pursuant to the Exchange Act or an amendment to the Shelf Registration Statement required under the Act, as provided above, is necessary, it will take such actions as soon as reasonably practicable (subject to subparagraph (ii) below and paragraph (d) below), and the Company will notify the Holder of the filing of such supplement, report or amendment, and, in the case of an amendment, the effectiveness thereof, and the Permitted Window will then commence.

          (ii) If the Company furnishes to the Holders a certificate signed by the President or Chief Executive Officer of the Company stating that, in the good faith judgment of the Company, it would be seriously detrimental to the Company and its stockholders for sales to be made from such Shelf Registration Statement at such time (or, in the case a Notice of Resale has been given, that would be seriously detrimental to the Company and its stockholders for the Permitted Window to commence at such time), or that there exists (A) a material development or potential material development involving the Company which the Company would be obligated to disclose in the Prospectus contained in the Shelf Registration

     Statement, which disclosure would, in the good faith judgment of the President or Chief Executive Officer or the Board of Directors of the Company, be premature or otherwise inadvisable at such time or (B) a concurrent public filing by the Company with the Commission of a registration statement (other than on Form S-8) registering the offer and sale of shares by the Company, then the Company will have the right (the "Deferral Right") to defer the commencement of a Permitted Window for a period of not more than 60 days after the date of delivery of the Notice of Resale; provided, however, that the Company will not utilize the Deferral Right more than four (4) times in any twelve month period, that the total number of days covered by exercise of the Deferral Rights in any twelve month period shall not exceed 180 days, and that the Company will exercise all good faith efforts to minimize the period of such delays, consistent with the Company's good faith business judgment, including without limitation concerning premature public disclosure of confidential or sensitive information; and provided further, however, that the Company may defer the commencement of the Permitted Window for up to 60 days if so requested by an underwriter in connection with an underwritten offering of the Company's securities so long as any selling stockholders in such underwritten offering are subject to a lock-up agreement of the same duration (other than with respect to the Company securities to be sold by such selling stockholders in such underwritten offering). In connection with any such underwritten offering described in the preceding sentence where commencement of a Permitted Window is deferred, the Holders shall be given the opportunity to participate in the first three such offerings that may occur after the Closing Date by including all or any of their Registrable Securities for sale in any such offering, provided that the right to include any Registrable Securities in any such offering shall be subject to (i) the rights of other stockholders of the Company who also have rights to include shares in such offering, (ii) the ability of the underwriter for such offering to exclude some or all of the shares requested to be registered on the basis of a good faith determination that inclusion of such securities might adversely affect the success of the offering or otherwise adversely affect the Company (with any such exclusion to be pro rata among all Holders who are requesting to sell Registrable Securities in such registration), and (iii) the execution by the Holders of the underwriting agreement and other customary documents requested by the managing underwriter that are executed by other holders selling securities in such offering, and the furnishing of such information and documents as the Company or the managing underwriter may reasonably request in connection with such offering.

          (d) Closing of Permitted Window. During a Permitted Window and in the event (i) of the happening of any event of the kind described in Section 7.2(c)(ii) hereof or (ii) that, in the judgment of the President, Chief Executive Officer or the Company's Board of Directors, it is advisable to suspend use of the Prospectus for a discrete period of time due to undisclosed pending corporate developments or pending public filings with the Commission (which need not be described in detail), the Company shall deliver a certificate in writing to the Holder to the effect of the foregoing and, upon delivery of such certificate, the Permitted Window shall terminate. The Permitted Window shall resume upon the Holder's receipt of copies of the supplemented or amended Prospectus, or at such time as the Holder is advised in writing by the Company that the Prospectus may be used, and at such time as the Holder has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such Prospectus and which are required to be delivered as part of the Prospectus. In any event, the Permitted Window shall resume no later than 60 days after it has been terminated pursuant to this Section. If the Company has previously terminated a

     Permitted Window pursuant to this subsection within 90 days of the date that it delivers another notice pursuant this subsection terminating another Permitted Window, then the time period set forth in the preceding sentence shall be shortened so that the Permitted Window shall resume no later than 30 days after it has been terminated pursuant to such second notice.

          (e) Expenses. The registration fees and expenses incurred by the Company in connection with the Shelf Registration Statement, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration, shall be borne by the Company. Each Holder shall be responsible for any fees and expenses of its counsel or other advisers. Each Holder shall be responsible for its pro rata share of underwriters' and brokers' discounts and commissions relating to any Registrable Securities included in such registration.

          7.3 Obligations of the Company. The Company shall furnish to the Holder such number of copies of a Prospectus, including a preliminary Prospectus, in conformity with the requirements of the Act, and such other documents (including supplements or prospectus amendments) as the Holder may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by it that are included in such registration. In addition, whenever required to effect the registration of any Registrable Securities under this Agreement, the Company shall, as expeditiously as reasonably possible:

          (a) Use commercially reasonable efforts to (i) register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such states as shall be reasonably requested by the Holder, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions and (ii) to keep such registration or qualification in effect for so long as the Shelf Registration Statement remains in effect, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction where it is not so qualified, or to subject itself to taxation in any such jurisdiction, or to execute a general consent to service of process in effecting such registration, qualification or compliance, unless the Company is already subject to service in such jurisdiction and except as may be required by the Act or applicable rules or regulations thereunder.

          (b) Notify the Holder promptly (and in any event within one business day, by email, fax or other type of communication) (i) of any request by the Commission or any other federal or state governmental authority during the period of effectiveness of a registration statement for amendments or supplements to such registration statement or related prospectus or for additional information, (ii) of the issuance by the Commission or any other federal or state governmental authority of any stop order or similar action suspending the effectiveness of a registration statement or the initiation of any proceedings for that purpose and (iii) of the receipt by the Company from the Commission or any other federal or state governmental authority of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose.

          (c) Use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the Shelf Registration Statement as soon as practicable.

          (d) Subject to the  limitations  described  in the second  sentence of
     Section 3.9, use all its commercially reasonable efforts to cause all Registrable Securities to be listed continuously throughout the Registration Period on each securities exchange or market, if any, on which equity securities issued by the company are then listed.

          (e) Subject to the provisions of Section 7.2(b), promptly file such amendments to the Shelf Registration Statement and the Prospectus, file such documents as may be required to be incorporated by reference in any of such documents, and take all other actions as may be necessary to ensure to the holders of Registrable Securities the ability to effect the public resale of their Registrable Securities (including, without limitation, taking any actions necessary to ensure the availability of a Prospectus meeting the requirements of Section 10(a) of the Act) continuously throughout the Registration Period; and provide each holder of Registrable Securities copies of any documents prepared pursuant to the foregoing promptly after such preparation.

          7.4 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 7.2 or
     Section 7.3 that the Holder shall furnish to the Company such information regarding it, the Registrable Securities held by it, and the intended method of disposition of such securities (and, when necessary, furnish updated information) as shall be required to timely effect (and maintain the effectiveness of) the registration of its Registrable Securities.

          7.5 Indemnification. For the purposes of this Section 7.5, the term "registration statement" shall include any final Prospectus, exhibit, supplement, amendment or other document included in, filed as part of, deemed to be a part of, incorporated by reference in, or otherwise relating to the Shelf Registration Statement referred to in this Section 7.

          (a) By the Company. To the extent permitted by law, the Company will defend, indemnify and hold harmless the Investor, each Holder, the officers and directors, trustees, each person, if any, who controls any Holder and any underwriter for each (as defined in the Act) (such persons and entities collectively referred to as "Holder Indemnified Parties"), against any losses, expenses (including, without limitation, reasonable legal fees and expenses), damages or liabilities (including in settlement of any claim) to which they may become subject under the Act, the Exchange Act or other federal or state law (a "Loss"), insofar as such Losses (or actions in respect thereof) arise out of any claim, action or proceeding brought by a third party arising out of or based upon any of the following (collectively, a "Violation"):

               (i) any untrue statement or alleged untrue statement of a material fact contained in a registration statement filed pursuant to this Section 7;

               (ii) the omission or alleged omission to state in a registration statement filed pursuant to this Section 7 a material fact required to be stated therein, or necessary to make the statements therein not misleading;

               (iii) any violation or alleged violation by the Company of the Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Act, the Exchange Act or any federal or state securities law, in each case in connection with the offering covered by such registration statement; or

               (iv) any failure by the Company to fulfill any undertaking included in a registration statement;

     and,  if the  Company  elects not to assume the  defense  as  permitted  by
     Section 7.5 (c), the Company will reimburse each Holder Indemnified Party for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending or settling, compromising or paying an award granted in any proceeding relating to any such Violation; provided, however, that the indemnity agreement contained in this subsection shall not apply to amounts paid in settlement of any such Loss, if such settlement is effected without the prior written consent of the Company, nor shall the Company be liable in any such case for any such Loss to the extent that it arises out of or is based upon a Violation caused by reliance upon and in conformity with written information furnished expressly for use in connection with such registration statement by the Holder Indemnified Party; and provided further, that the Company will not be liable for the reasonable legal fees and expenses of more than one counsel to all Holder Indemnified Parties.

          (b) By the Holder. To the extent permitted by law, each Holder (severally and not jointly with any other Holder) will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the Shelf Registration Statement, and each person, if any, who controls the Company within the meaning of the Act (such persons and entities collectively referred to as "Company Indemnified Parties") against any Losses to which such Company Indemnified Parties may become subject under the Act, the Exchange Act or other federal or state law, insofar as such Losses (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation is caused by reliance upon and in conformity with written information furnished by the Holder expressly for use in connection with such registration statement; and the Holder will reimburse any legal or other expenses reasonably incurred by such Company Indemnified Parties in connection with investigating or defending any such Violation; provided, however, that the indemnity agreement contained in this subsection shall not apply to amounts paid in settlement of any such Loss if such settlement is effected without the consent of the Holder; provided further, that the Holder shall not be liable for the reasonable legal fees and expenses of more than one counsel to the Company Indemnified Parties.

          (c) Notice. Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim for indemnification in respect thereof is to be made against any indemnifying party under this Section, deliver to the indemnifying party a written notice of the commencement of such an action and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel selected by the indemnifying party and reasonably acceptable to a majority in interest of the indemnified parties; provided, however,

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

     that an indemnified party shall have the right to retain its own counsel, with the reasonable fees and expenses to be paid by the indemnifying party, if the indemnified party has been advised in writing by counsel that representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of liability to the indemnified party under this Section to the extent, and only to the extent that, such delay caused material prejudice to the indemnified or indemnifying party, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section.

          (d) Defect Eliminated in Final Prospectus. The foregoing indemnity agreements of the Company and the Holder are subject to the condition that, insofar as they relate to any Violation made in a preliminary prospectus but eliminated or remedied in the amended Prospectus on file with the Commission at the time the registration statement in question becomes effective or in the amended Prospectus filed with the Commission pursuant to Rule 424(b) of the Commission (the "Final Prospectus"), such indemnity agreements shall not inure to the benefit of any person if a copy of the Final Prospectus was furnished in a timely manner to the indemnified party and was not furnished to the person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Act.

          (e) Contribution.  If the indemnification provided for in this Section
     7.5 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages, liabilities or expenses (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the Holder on the other in connection with the statements or omissions or other matters which resulted in such losses, claims, damages, liabilities or expenses (or actions in respect thereof), as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, in the case of an untrue statement, whether the untrue statement relates to information supplied by the Company on the one hand or a Holder on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement. The Company and the Investors agree that it would not be just and equitable if contribution pursuant to this subsection (e) were determined by pro rata allocation (even if all Holders were treated as one entity for such purpose) or by any other method of allocation which does not take into account the equitable considerations referred to above in this subsection
     (e). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (e), no Holder shall be required to contribute any amount in excess of the net amount of proceeds (i.e., proceeds net of underwriting discounts, fees and commissions payable by such Holder) received by the Holder from the sale of the Registrable Securities. No person guilty of fraudulent misrepresentation (within the meaning of Section

     11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Contribution (together with any indemnification or other obligations under this Agreement) by any Holder (including any Indemnified Person associated with such Holder) shall be limited in amount to the net amount of proceeds (i.e., proceeds net of underwriting discounts, fees and commissions payable by such Holder) received by such Holder from the sale of the Registrable Securities

          (f) Survival. The obligations of the Company and the Holder under this Section shall survive the completion of any offering of Registrable Securities in a registration statement, and otherwise.

     7.6 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission, which may at any time permit the sale of the Registrable Securities to the public without registration, the Company agrees to:

          (a) Make and keep adequate, current public information available, as those terms are understood and defined in Rule 144 under the Act, at all times;

          (b) File with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act; and

          (c) So long as the Holder owns any Registrable Securities, to furnish to the Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as the Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a Holder to sell any such securities without registration.

     7.7 Termination of Company's Obligations. The Company shall have no obligation to register, or maintain, a registration statement governing Registrable Securities and the restrictive legend described in Section 4.8 will be removed from any certificate representing the Purchased Shares, (i) if all Registrable Securities have been registered and sold pursuant to registrations effected pursuant to this Agreement, or (ii) with respect to any particular Holder, at such time as all Registrable Securities held by such Holder may be sold without restriction (including, without limitation, as to volume, but by complying with the manner of sale and Form 144 filing requirements, if applicable) within a three-month period pursuant to Rule 144, as it may be amended from time to time, including but not limited to amendments that reduce that period of time that securities must be held before such securities may be sold pursuant to such rule.

     8. ASSIGNMENT.
        -----------

     Notwithstanding anything herein to the contrary, the registration rights of the Holder under Section 7 hereof shall be automatically assigned by such Investor to any transferee of all or any portion of such Investor's Registrable Securities who is a Permitted Transferee (as defined below); provided, however, that (w) no party may be assigned any of the foregoing rights until the Company is given written notice by the assigning party at the time of such assignment stating the name and address of the assignee and identifying the securities of the Company as to which the rights in question are being assigned; (x) that any such assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement; and (y) no such assignment or assignments shall increase the obligations of the Company hereunder. For purposes of this Agreement, a "Permitted Transferee" shall mean any person who (a) is (i) an "accredited investor" as that term is defined in Rule 501(a) of Regulation D under the Act; (ii) a partner of such Holder, an affiliate of such Holder or a partner of an affiliate or any corporation, partnership, limited liability company or other entity or person controlling, controlled by, or under common control with, such Holder; or (iii) any other direct transferee from such Holder of at least 25% of the Registrable Securities held by such Holder and (b) is a transferee of the Registrable Securities as permitted under the securities laws of the United States.

     9.       MISCELLANEOUS.
              --------------

     9.1 Survival of Warranties. The representations, warranties and covenants of the Company and the Investors contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Investors, their counsel or the Company, as the case may be.

     9.2 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

     9.3 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed under the internal laws of the State of Delaware as applied to agreements among Delaware residents entered into and to be performed entirely within Delaware, without reference to principles of conflict of laws or choice of laws.

     9.4   Counterparts.   This  Agreement  may  be  executed  in  two  or  more
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     9.5 Headings. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits, and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

     9.6 Notices. Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified, by telecopier or upon deposit with the United States Post Office, by registered or certified mail, postage prepaid and addressed to the party to be notified in the case of the Company, at 8320 Guilford Road, Columbia, Maryland 21046, Attention: President, with a copy to David A. White, Esq., White & McNamara, P.C., 65 William Street, Suite 250, Wellesley, Massachusetts 02481, or in the case of Investor, at the record address for such Investor as reflected on the books of the Company, with copies to Mark Manno, Esq., General Counsel, SJ Strategic Investments LLC, 340 Edgemont Avenue, Suite 500, Bristol, TN 37620, or at such other address as any party may designate by giving ten (10) days advance written notice to the other party. Notices shall be deemed delivered upon delivery if personally delivered, one business day after transmission with confirmation of receipt if sent by telecopier, or three days after deposit in the mails if mailed.

     9.7 No Finder's Fees. Except as may be disclosed by the Company in the Disclosure Schedule: each party represents that it neither is nor will be obligated for any finder's or broker's fee or commission in connection with this transaction; each Investor agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee (and any asserted liability) for which such Investor or any of its officers, partners, employees, or representatives is responsible; and the Company agrees to indemnify and to hold harmless each Investor from any liability for any commission or compensation in the nature of a finder's or broker's fee (and any asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

     9.8 Costs, Expenses. Each party's costs in connection with the preparation,
execution  delivery  and  performance  of  this  Agreement   (including  without
limitation legal fees) shall be borne by that party.

     9.9 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Investors holding a majority of the Purchased Shares purchased hereunder; provided, however, that no amendment or waiver of the Company's obligations under Section 7 of this Agreement that materially and adversely affects the rights of a holder of Purchased Shares shall be binding upon that holder unless that holder has consented in writing to such amendment or waiver. Subject to the limitations set forth in the preceding sentence, any amendment or waiver effected in accordance with this Section shall be binding upon each holder of any Purchased Shares at the time outstanding (even if such Investor or other holder did not vote with respect to, or voted against, such amendment or waiver), each future holder of such securities, and the Company. The Investors acknowledge that by virtue of this provision, holders of a majority of the Purchased Shares may bind other holders to amendment or waivers that such other holders may have voted to oppose.

     9.10 Severability. If one or more provisions of this Agreement are held to be invalid, illegal or unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

     9.11  Entire  Agreement.  This  Agreement,  together  with any  exhibits or schedules hereto, constitutes the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties with respect to the subject matter hereof.

     9.12 Further Assurances. From and after the date of this Agreement, upon the request of an Investor or the Company, the Company and the Investors shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

      9.13 Termination.

          (a) By the Investors: The Investors may terminate this Agreement immediately if, at any time prior to the Closing, (i) the Company shall cease conducting business in the normal course; become insolvent or become unable to meet its obligations as they become due; make a general assignment for the benefit of creditors; petition, apply for, suffer or permit with or without its consent the appointment of a custodian, receiver, trustee in bankruptcy or similar officer for all or any substantial part of its business or assets; avail itself or become subject to any proceeding under the Federal Bankruptcy Code or any similar state, federal or foreign statute relating to bankruptcy, insolvency, reorganization, receivership, arrangement, adjustment of debts, dissolutions or liquidation or (ii) the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform
     (A) would  give rise to the  failure  of a  condition  set forth in Section
     5.1.1 or Section 5.1.2 and (B) is incapable of being cured or has not been cured by the Company within 10 calendar days following receipt of written notice of such breach or failure to perform from the Investor.

          (b) By the Company or the Investors: The Company or the Investors may terminate this Agreement at any time after March 15, 2003 if the Closing has not occurred prior to such date, or such later date as the Company and the Investors shall have agreed to extend the offering.

          (c) By the Company: The Company may terminate this Agreement with respect to an Investor if such Investor shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.1.1 and (ii) is incapable of being cured or has not been cured by such Investor within 10 calendar days following receipt of written notice of such breach or failure to perform from the Company.

     9.14. Public Announcements. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. The Investors and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any subsequent press release primarily relating to the transactions contemplated by this Agreement, and shall not issue any such press release prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system.

     9.15. Acknowledgement. The Company acknowledges that SJ Strategic Investments LLC, an investor listed on the Schedule of Investors, has disclosed to the Company that its Managing Partner, John M. Gregory is neither an officer nor a director of, and neither Mr. Gregory nor SJ Strategic Investments LLC is an "affiliate" of, King Pharmaceuticals, Inc. and that the investment being made in the Company by SJ Strategic Investments LLC is not being made at the direction of King Pharmaceuticals, Inc.

     9.16. Standstill. Without the prior written consent of the Company, during the period commencing on the date of this Agreement and ending twelve (12) months following the Closing Date, neither SJ Strategic Investments LLC, nor any of its affiliates, agents or representatives, will (i) acquire or offer, seek, propose or agree to acquire, by purchase or otherwise, any voting securities or assets or direct or indirect rights or options to acquire any voting securities, or securities or instruments convertible into voting securities, or assets of the Company (other than acquisition of securities which, together with all of SJ Strategic Investments' other securities in the Company, do not exceed twenty-five percent (25%) of the number of outstanding shares of Common Stock of the Company), (ii) form, join or in any way participate, directly or indirectly, in a "group" within the meaning of Section 13(d)(3) of the Exchange Act, as amended, with respect to any voting securities of the Company, (iii) transfer beneficial ownership or the right to vote any of the capital securities of the Company owned as of the date hereof or hereafter acquired, (iv) propose or seek a merger, consolidation or recapitalization involving the Company or propose or seek the disposition of substantially all of the assets of the Company or any similar transaction, (v) seek to effect a change in control of the Company or its Board of Directors, (vi) nominate any person as a director of the Company who is not nominated by the then incumbent directors of the Company, or propose any matter to be voted on by the stockholders of the Company, (vii) publicly announce or disclose any intention, plan or arrangement inconsistent with the foregoing clauses (i) through (vi), or (viii) take any action that would require the Company to make a public announcement regarding any of the matters prohibited by the foregoing clauses.



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                                       24

     IN WITNESS WHEREOF, the parties hereto have executed this Common Stock Purchase Agreement as of the date first above written.

THE COMPANY:                                  INVESTOR:
-----------                                   --------

Novavax, Inc.,                               SJ Strategic Investments, LLC
  a Delaware corporation                     -----------------------------------
                                             Name of Investor



By:  /s/  Mitchell J. Kelly                  By: John M. Gregory
     ----------------------------            -----------------------------------


Title:  President and CEO                    Title:  Managing Partner
      ---------------------------            -----------------------------------






















                           [COUNTERPART SIGNATURE PAGE
                        COMMON STOCK PURCHASE AGREEMENT]


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